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                             September 1, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-4
                                                            Filed August 23,
2023
                                                            File No. 333-270267

       Dear Qun Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-4

       Risk Factors, page 57

   1.                                                   We note the changes you
made to your disclosure appearing in the Risk Factor
                                                        section relating to
legal and operational risks associated with operating in China and PRC regulations. It is
unclear to us that there have been changes in the regulatory environment in the PRC since the
amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate
the challenges you face and related disclosures. The Sample Letters to China-Based
Companies sought specific disclosure relating to the risk that the PRC government may
intervene in or influence your operations at any time, or may exert control over operations
of your business, which could result in a material change in your
 Qun Lu
FirstName
CH AUTO LastNameQun      Lu
          Inc.
Comapany 1,
September NameCH
             2023 AUTO Inc.
September
Page 2    1, 2023 Page 2
FirstName LastName
         operations and/or the value of the securities you are registering for sale. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) as defined in Securities
         Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
         direction of the management and policies of a person, whether through the ownership of
         voting securities, by contract, or otherwise.    The Sample Letters
also sought specific
         disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 17,
         2023 amendment.
Our annual vehicle production volume in 2020 and 2021 was less than the minimum vehicle production volume..., page 65

2. We note your disclosure that "[o]n August 14, the Center issued a Notification Letter to inform us that we shall cease production or sales activities and make corrections immediately because we lack the required production capacity, and therefore, fails to comply with the Admission Review Standards. We have made an application for a reconsideration on such decision on August 18, 2023." Please revise your prospectus summary to prominently disclose all risks to investors with respect to the Notification
         Letter, including a discussion of the required corrections and company's short- and long-
         term ability to operate if the application for reconsideration is denied and the company is required to cease production.
General

3. We note your disclosure that you will use commercially reasonable best efforts to execute subscription agreements by March 15, 2023 with respect to the PIPE Financing and that
            [a]s of the date of this proxy statement/prospectus, Pubco has not made material progress
         toward obtaining PIPE Investment.    Please update the disclosure
throughout the
         registration statement with respect to the probability and status of the PIPE Financing and clarify if MCAF has waived its termination right with respect to the PIPE Financing.
         Additionally, please tell us how you will update investors if you obtain PIPE Financing after the effectiveness of your registration statement on Form F-4. You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at
202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



                                                                Sincerely,
 Qun Lu
CH AUTO Inc.
September 1, 2023
FirstName
Page 3    LastNameQun Lu
Comapany NameCH AUTO Inc.
                            Division of Corporation Finance
September 1, 2023 Page 3    Office of Manufacturing
FirstName LastName